UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CORTEXYME, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
22053A107
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22053A107

(1)	Names of reporting persons Takeda Pharmaceutical Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 87,258
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 87,258

(9)	Aggregate amount beneficially owned by each reporting person 87,258 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.3%2)
(12)	Type of reporting person (see instructions) CO

(1) Takeda Pharmaceutical Company Limited’s beneficial ownership of the issuer’s Common Stock is comprised of 87,258 shares of Common Stock held by Takeda Ventures, Inc., a wholly-owned indirect subsidiary of Takeda Pharmaceutical Company Limited. Takeda Ventures, Inc. is owned directly by Takeda Pharmaceuticals U.S.A., Inc., which is owned directly by Takeda Pharmaceutical Company Limited and Takeda Pharmaceuticals International AG. Takeda Pharmaceuticals International AG is a wholly-owned direct subsidiary of Takeda Pharmaceutical Company Limited.

(2) Based on 29,497,999 shares of Common Stock outstanding as of November 11, 2020, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020 (“Form 10-Q”).
Page 2 of 8 pages

CUSIP No. 22053A107

(1)	Names of reporting persons Takeda Pharmaceuticals International AG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 23,821 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 23,821(1)

(9)	Aggregate amount beneficially owned by each reporting person 23,821 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.1%(2)
(12)	Type of reporting person (see instructions) CO

(1) Takeda Pharmaceuticals International AG’s beneficial ownership of the issuer’s Common Stock is comprised of 23,821 of the 87,258 shares of Common Stock held by Takeda Ventures, Inc., an indirect subsidiary of Takeda Pharmaceuticals International AG.

(2) Based on 29,497,999 shares of Common Stock outstanding as of November 11, 2020, as reported in the issuer’s Form 10-Q.

Page 3 of 8 pages

CUSIP No. 22053A107

(1)	Names of reporting persons Takeda Pharmaceuticals U.S.A., Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 87,258
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 87,258

(9)	Aggregate amount beneficially owned by each reporting person 87,258 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.3%(2)
(12)	Type of reporting person (see instructions) CO

(1) Takeda Pharmaceuticals U.S.A., Inc.’s beneficial ownership of the issuer’s Common Stock is comprised of 87,258 shares of Common Stock held by Takeda Ventures, Inc., a wholly-owned direct subsidiary of Takeda Pharmaceuticals U.S.A., Inc.

(2) Based on 29,497,999 shares of Common Stock outstanding as of November 11, 2020, as reported in the issuer’s Form 10-Q.

Page 4 of 8 pages

CUSIP No. 22053A107

(1)	Names of reporting persons Takeda Ventures, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 87,258
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 87,258

(9)	Aggregate amount beneficially owned by each reporting person 87,258
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.3%(1)
(12)	Type of reporting person (see instructions) CO

(1) Based on 29,497,999 shares of Common Stock outstanding as of November 11, 2020, as reported in the issuer’s Form 10-Q.

Page 5 of 8 pages

Item 1(a)    Name of issuer:
Cortexyme, Inc.
Item 1(b)    Address of issuer’s principal executive offices:
269 East Grand Ave., South San Francisco, California 94080
Item 2(a)    Name of person filing:
Takeda Pharmaceutical Company Limited
Takeda Pharmaceuticals International AG
Takeda Pharmaceuticals U.S.A., Inc.
Takeda Ventures, Inc.
Item 2(b)    Address of principal business office or, if none, residence:
Takeda Pharmaceutical Company Limited – 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo 103-8668, Japan
Takeda Pharmaceuticals International AG – Thurgauerstrasse 130, 8152 Glattpark-Opfikon, Zurich, Switzerland
Takeda Pharmaceuticals U.S.A., Inc. – One Takeda Parkway, Deerfield, IL 60015, USA
Takeda Ventures, Inc. – 9625 Towne Centre Drive, San Diego, CA 92121, USA
Item 2(c)    Citizenship:
Takeda Pharmaceutical Company Limited – Japan
Takeda Pharmaceuticals International AG – Switzerland
Takeda Pharmaceuticals U.S.A., Inc. – United States
Takeda Ventures, Inc. – United States
Item 2(d)    Title of class of securities:
Common Stock, par value $0.001 per share
Item 2(e)    CUSIP No.:
22053A107
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
Page 6 of 8 pages

(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.
The percentages used herein and in this Item 4 are calculated based on 29,497,999 shares of Common Stock outstanding as of November 11, 2020, as reported in the issuer’s Form 10-Q.
Item 5.    Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Item 6.    Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit 99.1.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
Page 7 of 8 pages

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2021

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Authorized Signatory

TAKEDA PHARMACEUTICALS INTERNATIONAL AG

By	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Authorized Signatory

TAKEDA PHARMACEUTICALS U.S.A., INC.

By	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Assistant Secretary

TAKEDA VENTURES, INC.

By	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Assistant Secretary

Page 8 of 8 pages

INDEX TO EXHIBITS

Exhibit 99.1	Identification of the subsidiary which acquired the security being reported on by the parent holding company
Exhibit 99.2	Joint Filing Agreement